FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
ITI 401(k) Plan
Instrument Transformers, LLC.
1907 Calumet Street
Clearwater, FL 33765-1108

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01—.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

(ITI 401(k) Plan)

Date_____June 16, 2016____   _____

(Signature)*
Name: Lester McDaniel
Title: Controller

Print name and title of the signing official under the signature.

ITI 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2015 and 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

ITI 401(k) PLAN

December 31, 2015 and 2014

Table of Contents

(i) Schedules required by Form 5500 which are not applicable have not been included.



KPMG LLP
515 Broadway
Albany, NY 12207-2974

Report of Independent Registered Public Accounting Firm

Plan Administrator
ITI 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of ITI 401(k) Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan's 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2015, is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

KPMG LLP

Albany, New York
June 16, 2016

ITI 401(k) PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2015 and 2014

	2015	2014
Assets:		
Investments at fair value (notes 3 and 4)	$ 15,231,600	$ 14,091,288
Notes receivable from participants	827,445	693,595
Accrued dividends and interest	17,447	13,180
Total assets	16,076,492	14,798,063
Liabilities:		
Payable for excess contributions	20,235	25,780
Total liabilities	20,235	25,780
Net assets available for plan benefits	$ 16,056,257	$ 14,772,283

See accompanying notes to financial statements.

ITI 401(k) PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2015 and 2014

	2015	2014
Additions to net assets attributed to:		
Investment income:		
Net appreciation (depreciation) in fair value of investments	$ (64,671)	$ 161,323
Dividend and interest income	255,220	250,714
	190,549	412,037
Interest on notes receivable from participants	32,261	26,522
Contributions:		
Employee	1,351,164	1,154,013
Employer	618,321	546,527
	1,969,485	1,700,540
Total additions	2,192,295	2,139,099
Deductions from net assets attributed to:		
Benefits paid to participants	886,055	801,254
Expenses and loan fees	22,266	33,330
Total deductions	908,321	834,584
Net increase	1,283,974	1,304,515
Net assets available for plan benefits at:		
Beginning of year	14,772,283	13,467,768
End of year	$ 16,056,257	$ 14,772,283

See accompanying notes to financial statements.

(1)   Description of the Plan

The ITI 401(k) Plan (the "Plan") is a defined contribution plan sponsored by Instrument Transformers, LLC. (the "Company"), formerly Instrument Transformers, Inc., an affiliate of General Electric Company ("GE"). Effective May 15, 2015, the Company changed its name to Instrument Transformers, LLC. The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Ascensus Trust Company (the "Trustee"), formerly Frontier Trust Company, is the Plan's custodian and trustee, and Mid-Atlantic Trust Company is the sub-custodian with respect to the GE Common Stock Fund and the Synchrony Stock Fund. Effective June 1, 2014, Frontier Trust Company changed its name to Ascensus Trust Company. Ascensus, Inc. ("Ascensus") is the recordkeeper for the Plan. Evercore Trust Company, N.A. ("Evercore") is the independent fiduciary and investment manager for the Synchrony Stock Fund.

The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the ITI 401(k) Plan Document. Information concerning the Plan, including benefits and vesting provisions, is also included in the Summary Plan Description ("SPD") and other material distributed to participants. Effective January 1, 2016, salaried employees became active participants in the GE Retirement Savings Plan instead of this Plan.

Employee Contributions and Investment Options

Participants are permitted to allocate their account balances in increments of 1% to one or more of the following investment options:

(a)   GE Common Stock Fund – This fund is invested primarily in GE common stock, with the remainder held in cash or cash equivalents to provide for the GE Common Stock Fund's estimated liquidity needs.

(b)   GE Institutional Money Market Fund – This fund managed by GE Asset Management Incorporated ("GEAM") seeks a high level of current income consistent with the preservation of capital and maintenance of liquidity by investing primarily in short-term, U.S. dollar denominated money market instruments. This fund was an investment option through June 26, 2014.

(c)   GE Institutional Income Fund – This fund managed by GEAM seeks a high interest rate of return over a long-term period consistent with the preservation of capital by investing at least 80% of its net assets in debt securities.

(d)   GE Institutional International Equity Fund – This fund managed by GEAM seeks long-term growth of capital by investing at least 80% of its net assets in equity securities, such as common and preferred stocks. The fund invests primarily in companies in both developed and emerging market countries outside the United States.

(e)   Vanguard 500 Index Signal Fund – This fund seeks to track the performance of the S&P 500 Index by investing substantially all of its assets in the stocks that make up the S&P 500 Index. This fund was an investment option through October 24, 2014.

(f)   Vanguard 500 Index Admiral Fund – This fund seeks to track the performance of the S&P 500 Index. It attempts to replicate the target index by investing all or substantially all of its assets in the stocks that make up the S&P 500 Index. This fund became an investment option on October 24, 2014.

(g)   American Century One Choice Funds – These funds primarily invest in underlying equity securities such as U.S. Equity, Small-Cap Value Equity, International Equity, Emerging Markets, Fixed Income and High Yield. The funds may invest in various short-term investments, including money market instruments.

The American Century One Choice Portfolios are "fund of funds" meaning that each American Century One Choice Portfolio seeks to achieve its objective by investing in other American Century mutual funds ("underlying funds") that represent a variety of asset classes and investment styles. Each American Century One Choice Portfolio's asset mix is intended to diversify among stocks, bonds and cash equivalents. The three American Century One Choice Portfolio funds include the following:

> American Century One Choice Portfolio: Aggressive
> American Century One Choice Portfolio: Moderate
> American Century One Choice Portfolio: Conservative

These funds were investment options through January 2, 2015.

(h) American Funds Growth Fund of America – This fund seeks growth of capital by investing in companies with a history of rapidly growing earnings and generally higher price-to-earnings ratios.

(i) Columbia Acorn Select Fund – This fund seeks long-term growth of capital by investing in a limited number of U.S. companies (between 20-40) with market capitalizations under $20 billion at the time of purchase.

(j) DFA U.S. Targeted Value Portfolio Fund – This fund seeks long-term capital appreciation. It uses a market capitalization weighted approach by purchasing a broad and diverse group of readily marketable securities of U.S. small and mid-cap companies.

(k) Franklin Templeton Mutual Global Discovery Fund – This fund seeks long term capital appreciation by investing significantly (up to 100%) in foreign equity and debt securities.

(l) Franklin Templeton Mutual Quest Fund – This fund seeks capital appreciation, with income as a secondary goal by emphasizing investments of larger and medium-sized companies.

(m) JP Morgan U.S. Government Money Market Fund – This fund seeks high current income with liquidity and stability of principal. It invests exclusively in high-quality, short-term securities that are issued or guaranteed by the U.S. government or by U.S. government agencies and instrumentalities. This fund became an investment option on June 26, 2014.

(n) Vanguard Target Retirement Funds – The Vanguard Target Retirement Funds are a series of registered investment companies ("mutual funds") that separately invest in up to five other Vanguard mutual funds. Because they invest in other mutual funds, rather than individual securities, each fund is considered a "fund of funds". The suite of Target Retirement Funds include the following:

Vanguard Target Retirement Income Fund
Vanguard Target Retirement 2010 Fund
Vanguard Target Retirement 2015 Fund
Vanguard Target Retirement 2020 Fund
Vanguard Target Retirement 2025 Fund
Vanguard Target Retirement 2030 Fund
Vanguard Target Retirement 2035 Fund
Vanguard Target Retirement 2040 Fund
Vanguard Target Retirement 2045 Fund
Vanguard Target Retirement 2050 Fund
Vanguard Target Retirement 2055 Fund
Vanguard Target Retirement 2060 Fund

The Vanguard Target Retirement Income Fund invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors currently in retirement. The other Vanguard Target Retirement

Funds invest in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire and leave the workforce in or within a few years of the target year. These funds' asset allocations will become more conservative over time as the target retirement date draws closer. These funds became investment options on January 2, 2015.

(o) Synchrony Stock Fund - The Synchrony Stock Fund was established on November 24, 2015 as a temporary investment option in connection with GE's one-time offer in 2015 to exchange shares of Synchrony Financial common stock for shares of GE common stock. The Synchrony Stock Fund is expected to invest at least 95% of its assets in Synchrony Financial common stock, with the remainder held in cash or cash equivalents to provide for the Synchrony Stock Fund's estimated liquidity needs. This Fund is closed to new investments and the terms of the Plan require that the Synchrony Stock Fund be liquidated as soon as reasonably practicable following the one-year anniversary of its establishment. Upon liquidation, the Synchrony Stock Fund will be eliminated.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies ("mutual funds") are made available to participants.

Participants may elect to defer any whole percentage of their eligible compensation, on a pre-tax basis, subject to limitations imposed by law. Participants may also contribute amounts as "rollover" provisions representing distributions from other qualified defined benefit or defined contribution plans of a former employer.

The United States Internal Revenue Code ("IRC") limits the amount of pre-tax contributions that can be made each year. The limit for participants under age 50 was generally $18,000 and $17,500 in 2015 and 2014, respectively. For participants who were at least age 50 during the year, the limit was generally $24,000 and $23,000 in 2015 and 2014, respectively.

Employer Contributions

The Plan generally provides for employer matching contributions at a rate of 50% of the employee's pre-tax contributions on the first 14% of compensation.

Vesting

Participants are immediately fully vested in their employee contributions and related investment results. Vesting in the Company's contributions and related investment results is based on years of continuous service. A participant is 100% vested in the Company's contributions after six years of service as follows:

Years of Service	Percent
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Participant Accounts

Each participant's account is credited with the participant's contributions and allocation of (a) employer matching contributions and (b) investment results. The benefit to which a participant is entitled is the value of the participant's vested account.

Notes Receivable from Participants

The Plan permits participants, under certain circumstances, to borrow a minimum of $1,000 from their participant accounts. Subject to certain IRC and Plan limits, a participant may not borrow more than the lesser of $50,000 minus the highest outstanding balance of loans from any plan sponsored by the Company, GE or any of its affiliates during the past 12 months or 50% of their vested account balance. There is a $50 charge for each loan.

The term of any loan is up to 5 years from the effective date of the loan unless the loan is used to acquire a principal residence for which a term of up to 15 years may be permissible. Loans are secured by the remaining balance in the participant's account. The interest rate applicable to participant notes receivable is 1% above the prime interest rate in effect as of the last business day before the loan is requested. Loans are repaid with interest in equal payments over the term of the loan by payroll deductions, personal check or other methods as may be required. Participants may repay the principal amount with written notice and without penalty.

In the event of a loan default, the amount of the outstanding balance will be reported to the Internal Revenue Service in the year of default as ordinary income.

Payment of Benefits

Participants' withdrawals are permitted under the plan subject to certain restrictions. Participants are allowed to withdraw all or a portion of their rollover contributions, including earnings thereon. Generally, before-tax contributions and Company contributions may not be withdrawn while employed by the Company prior to age 59½. In the case of a hardship, a participant may elect to withdraw, as applicable, all or a portion of pre-tax contributions, excluding earnings thereon. In order to make a hardship withdrawal, a participant must first withdraw the maximum rollover contributions and nontaxable loans. A participant who makes a hardship withdrawal will be suspended from making contributions to the Plan for six months after the hardship distribution.

On termination of employment, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, installments (quarterly, monthly, annually or semi-annually), or a direct rollover.

Plan Termination and Amendment

Although the Company has not expressed any intent to do so, it has the right under the Plan, to the extent permitted by law, to discontinue its contributions and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant's interest will be payable in full according to Plan provisions. The Company also has the right under the Plan, to the extent permitted by law, to amend or replace the Plan for any reason.

Administrative and Investment Advisory Costs

Expenses related to the administration of the Plan, including recordkeeping expenses and Trustee's fees, are liabilities of the Plan. However, the Company may choose to pay these expenses (see note 2(f)). For the registered investment companies and the money market fund, investment advisers are reimbursed for costs incurred or receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the net appreciation (depreciation) in the fair value of investments on the statement of changes in net assets available for plan benefits.

(2)   Summary of Significant Accounting Policies

(a)   Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

(b)   Investments

Plan investments are reported at fair value. See notes 3 and 4 for additional information.

Investment transactions are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

(c)   Fair Value Measurements

For financial assets and liabilities, fair value is the price the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical investments in active markets.

Level 2 - Investments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

When available, quoted market prices are used to determine the fair value of investment securities, and they are included in Level 1. Level 1 securities include GE common stock, Synchrony Financial common stock, registered investment companies, short-term investments and interest-bearing cash.

See note 4 for additional information.

(d)   Notes Receivable from Participants

Loans to participants are recorded at the outstanding principal balance plus accrued interest.

(e)   Payment of Benefits

Benefit payments are recorded when paid to participants.

(f)   Expenses

Substantially all expenses related to administration of the Plan are paid by the Company or out of the Plan's forfeiture account at the discretion of the Plan sponsor, with the exception of the Plan's loan expenses, which are paid by the Plan's Trustee out of the respective participant's investment fund's assets.

(g)   Management Estimates and Assumptions

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(3) <u>Investments</u>

The fair values of the Plan's investments at December 31, 2015 and 2014 follow.

	2015	2014
Common stock	$ 1,492,507	$ 1,000,818
Registered investment companies	10,737,278	10,238,240
Short-term investments	2,930,225	2,812,220
Interest-bearing cash	71,590	40,010
Total investments at fair value	$ 15,231,600	$ 14,091,288

(4) <u>Fair Value Measurements</u>

The Plan's investments measured at fair value on a recurring basis at December 31, 2015 follow.

	Level 1	Level 2	Level 3	Total
Common stock	$ 1,492,507	$ —	$ —	$ 1,492,507
Registered investment companies	10,737,278	—	—	10,737,278
Short-term investments	2,930,225	—	—	2,930,225
Interest-bearing cash	71,590	—	—	71,590
Total investments at fair value	$ 15,231,600	$ —	$ —	$ 15,231,600

The Plan's investments measured at fair value on a recurring basis at December 31, 2014 follow.

	Level 1	Level 2	Level 3	Total
Common stock	$ 1,000,818	$ —	$ —	$ 1,000,818
Registered investment companies	10,238,240	—	—	10,238,240
Short-term investments	2,812,220	—	—	2,812,220
Interest-bearing cash	40,010	—	—	40,010
Total investments at fair value	$ 14,091,288	$ —	$ —	$ 14,091,288

Transfers in and out of levels are considered to occur at the beginning of the period. There were no transfers during 2015 or 2014.

As discussed in Note 1(a) and Note 1(o), respectively, the GE Common Stock Fund and the Synchrony Stock Fund are unitized funds that consist of GE common stock and Synchrony Financial common stock with a small portion of the fund held in cash or other short-term investments which are assets of the Plan. All are included in the fair value measurements table as Level 1 investments.

(5) <u>Risk and Uncertainties</u>

The Plan offers a number of investment options including the GE Common Stock Fund, the Synchrony Stock Fund and a variety of investment funds, consisting of registered investment companies and a money market fund. The registered investment companies invest in U.S. equities, international equities and fixed income securities. Investment securities in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level

of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and amounts reported in the statements of net assets available for plan benefits.

The Plan's exposure to a concentration of credit risk is limited by the opportunity to diversify investments across multiple participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE Common Stock Fund and the Synchrony Stock Fund, each of which primarily invests in a single security.

(6)   Related Party Transactions (Parties in Interest)

Certain investments of the Plan are shares of registered investment companies that are advised by GEAM and distributed by GE Investment Distributors, Inc. GEAM provides investment advisory services for certain investments in the Plan. Other investments in the Plan are investment funds comprised of shares of common stock issued by GE or issued by Synchrony Financial.

Certain fees paid to related parties for services to the Plan were paid by the Plan. Registered investment company and money market fund operating expenses, which include expenses paid to GEAM, reduce the respective fund's assets and are reflected in the fund's share/unit price and dividends.

In addition to the recordkeepers, trustees and custodians of the Plan, which are mentioned in note 1, KPMG LLP, the auditor of the Plan's financial statements, is also a party in interest as defined by ERISA.

(7)   Tax Status

The Internal Revenue Service has notified Ascensus, the prototype sponsor, by a letter dated March 31, 2014 that the basic plan document is qualified under the appropriate sections of the IRC. The Plan has adopted the Ascensus prototype document which has been amended since that letter was issued. However, the Plan administrator and the Plan's counsel believe that the Plan's current design and operations comply in all material respects with the applicable requirements of the IRC, and that the letter remains valid.

The portion of a participant's compensation contributed to the Plan as a pre-tax contribution and the Company's matching contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) of the Plan if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. For the years ended December 31, 2015 and 2014, the Plan has not recognized a tax liability (or asset) related to uncertain tax positions.

The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

(8)   Subsequent Events

Subsequent events after the statement of net assets available for plan benefits date through June 16, 2016, the date that the financial statements were issued, have been evaluated in the preparation of these financial statements.

On March 30, 2016, GE and State Street Corporation announced an agreement for State Street to acquire GEAM. The investment objectives and policies of the funds will not change as a result of this transaction.

(9)   Reconciliation of Financial Statements to Form 5500

Notes receivable from participants are classified as investments per the Form 5500 instructions. In addition, any deemed distributions are not considered to be plan assets per Form 5500 and are excluded from notes receivable from participants. However, these distributions remain a plan asset for purposes of these financial statements until offset against plan assets.

A reconciliation of total investments per the financial statements at December 31, 2015 and 2014 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2015	2014
Total investments at fair value per financial statements	$ 15,231,600	$ 14,091,288
Notes receivable from participants	827,445	693,595
Deemed distributions	(19,599)	(19,599)
Total notes receivable per Form 5500	807,846	673,996
Total investments per Form 5500	$ 16,039,446	$ 14,765,284

A reconciliation of total deductions to net assets per the financial statements for the years ended December 31, 2015 and 2014 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2015	2014
Total deductions from net assets per financial statements	$ 908,321	$ 834,584
Corrective distributions	20,235	25,780
Total expenses per Form 5500	$ 928,556	$ 860,364

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Current value**
*	GE Common Stock	Common stock, 47,238 shares	$ 1,471,463
*	Synchrony Financial Common Stock	Common stock, 692 shares	21,044
*	GE Institutional Income Fund	Registered investment company, 85,401 shares	790,816
*	GE Institutional International Equity Fund	Registered investment company, 44,888 shares	527,429
	Vanguard 500 Index Admiral Fund	Registered investment company, 5,707 shares	1,075,719
	American Funds Growth Fund of America	Registered investment company, 29,688 shares	1,225,797
	Columbia Acorn Select Fund	Registered investment company, 62,808 shares	957,198
	DFA U.S. Targeted Value Portfolio Fund	Registered investment company, 62,769 shares	1,239,684
	Franklin Templeton Mutual Global Discovery Fund	Registered investment company, 33,780 shares	991,434
	Franklin Templeton Mutual Quest Fund	Registered investment company, 84,120 shares	1,217,211
	Vanguard Target Retirement Income Fund	Registered investment company, 2,733 shares	34,029
	Vanguard Target Retirement 2010 Fund	Registered investment company, 1,621 shares	40,337
	Vanguard Target Retirement 2015 Fund	Registered investment company, 28,709 shares	408,530
	Vanguard Target Retirement 2020 Fund	Registered investment company, 41,424 shares	1,124,674
	Vanguard Target Retirement 2025 Fund	Registered investment company, 8,716 shares	136,147
	Vanguard Target Retirement 2030 Fund	Registered investment company, 8,090 shares	224,245
	Vanguard Target Retirement 2035 Fund	Registered investment company, 17,684 shares	297,807
	Vanguard Target Retirement 2040 Fund	Registered investment company, 5,859 shares	166,699
	Vanguard Target Retirement 2045 Fund	Registered investment company, 10,493 shares	186,564
	Vanguard Target Retirement 2050 Fund	Registered investment company, 1,907 shares	54,335
	Vanguard Target Retirement 2055 Fund	Registered investment company, 1,128 shares	34,790
	Vanguard Target Retirement 2060 Fund	Registered investment company, 141 shares	3,833
	JP Morgan U.S. Government Money Market Fund	Short-term investments, 2,930,225 shares	2,930,225
*	Mid-Atlantic Capital Group	Interest-bearing cash	71,590
	Total investments at current value		15,231,600
*	Notes receivable from participants (171 loans with interest rates from 4.25% to 8.00% from 1 month to 12 years)		807,846
	Total Assets (Held at End of Year)		$ 16,039,446

* Party in interest as defined by ERISA.

** Cost omitted for participant directed investments.

See accompanying Report of Independent Registered Public Accounting Firm.



KPMG LLP
515 Broadway
Albany, NY 12207-2974

Consent of Independent Registered Public Accounting Firm

ITI 401(k) Plan:

We consent to the incorporation by reference in the registration statements (Nos. 333-74415, 333-155587 and 333-158069) on Forms S-8 of the General Electric Company of our report dated June 16, 2016, with respect to the statements of net assets available for plan benefits of ITI 401(k) Plan as of December 31, 2015 and 2014, the related statements of changes in net assets available for plan benefits for the years then ended and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2015, which report appears in the December 31, 2015 annual report on Form 11-K of ITI 401(k) Plan.

KPMG LLP

Albany, New York
June 16, 2016